

NEWS RELEASE

Contact: Matt Brown, SVP & CFO
             U.S. Concrete, Inc.
             817-835-4105

FOR IMMEDIATE RELEASE

U.S. CONCRETE LAUNCHES PROPOSED $200 MILLION SENIOR SECURED NOTES OFFERING

EULESS, Texas – **November 7, 2013** – U.S. Concrete, Inc. (NASDAQ: USCR) (the "Company" or "U.S. Concrete") announced today that it proposes to offer, subject to market conditions and other factors, $200 million aggregate principal amount of senior secured notes due 2020 (the "Notes") to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to certain non-U.S. persons pursuant to Regulation S under the Securities Act.

The Notes will be senior secured obligations of the Company and will be guaranteed on a senior secured basis by the existing and future subsidiaries of the Company that guarantee obligations under its senior secured asset-based revolving credit facility (the "Revolving Facility") or that guarantee certain other indebtedness of the Company or certain of its subsidiaries.

The Notes and the guarantees will be secured by a first-priority lien on certain of the Company's and the subsidiary guarantors' assets and by a second-priority lien on the Company's and the subsidiary guarantors' assets that secure the Revolving Facility on a first-priority basis. The interest rate, offering price and other terms will be determined at the time of pricing of the offering.

U.S. Concrete intends to use the net proceeds from this offering to repay all of the outstanding borrowings under the Revolving Facility, to redeem or otherwise retire all of its outstanding 9.50% Senior Secured Notes due 2015, and for general corporate purposes. The Company has sent a conditional notice of optional redemption to the Trustee for its outstanding 9.50% Senior Secured Notes due 2015. The redemption is subject to certain conditions, including the consummation of this offering or another financing that provides net proceeds sufficient to redeem the 9.50% Senior Secured Notes due 2015 in full. If the conditions are not satisfied, then the notice of optional redemption will be rescinded.

The Notes will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About U.S. Concrete, Inc.

U.S. Concrete services the construction industry in several major markets in the United States through its two business segments: ready-mixed concrete and aggregate products. As of the date of this press release, the Company has 105 fixed and 10 portable ready-mixed concrete plants and seven producing aggregates facilities. During 2012, these plant facilities produced approximately 4.8 million cubic yards of ready-mixed concrete and 3.3 million tons of aggregates. For more information on U.S. Concrete, visit www.us-concrete.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains various forward-looking statements and information that are based on management's beliefs, as well as assumptions made by and information currently available to management. These are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this press release. U.S. Concrete disclaims any obligation to update these statements and cautions you not to rely unduly on them. Although U.S. Concrete believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized or the possibility that costs or difficulties related thereto will be greater than expected. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. Additional risks affecting U.S. Concrete are discussed in greater detail in U.S. Concrete's filings with the Securities and Exchange Commission; including U.S. Concrete's Annual Report on Form 10-K for the year ended December 31, 2012 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

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